Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

VIA EDGAR

February 28, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DT Cloud Acquisition Corporation

Responses to the Staff’s Comments on
Preliminary Proxy Statement on Schedule 14A
Filed February 21, 2025
File No. 001-41967

Ladies and Gentlemen:

On behalf of DT Cloud Acquisition Corporation (the “Company”), we submit this letter in response to a comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission dated February 27, 2025 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 21, 2025 (the “Preliminary Proxy Statement”). The Company hereby files its Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) to update certain information in the Preliminary Proxy Statement that has changed in response to the Comment Letter.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Preliminary Proxy Statement on Schedule 14A filed February 21, 2025

Risk Factors, page 11

1.	We note the disclosure in your Annual Report on Form 10-K filed March 28, 2024 that Mr. Ip Ping Ki is a Macau passport holder, and he is an 80% shareholder of your sponsor. We also note the related risk factor disclosure in the Form 10-K. Please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.

RESPONSE: In response to the Staff’s comment, the Company has included a new risk factor on page 11 of the Amended Preliminary Proxy Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin     beijing     boston     BOULDER     brussels      hong kong     london     los angeles     new york     palo alto

SALT LAKE CITY     san diego     san francisco      seattle    shanghai     washington, dc     wilmington, de

If you have any further questions, please contact the undersigned by telephone at 86-10 6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Shaoke Li, Chief Executive Officer, DT Cloud Acquisition Corporation

K. Ronnie Li, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation